# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Onfolio Holdings, Inc, CIK 0001825452
CUSIP: 68277K207
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 1007 NORTH ORANGE STREET 4TH FLOOR, WILMINGTON, Delaware (DE), 19801
Date of event which requires filing of this statement: 09/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001203377

## Reporting persons
- ARBERMAN JOEL: citizenship or place of organization: United States (X1); sole voting power 524,404; shared voting power 0; sole dispositive power 524,404; shared dispositive power 0; aggregate amount beneficially owned 524,404 (9.3% of the class)
  Comment: * Comprised of 524,404 immediately exercisable warrants to purchase 524,404 shares of common stock.
  ** Percentage calculated based upon total of (i) 5,127,396 shares of common stock outstanding as of August 14, 2025, as reported in the Form 10-Q of Onfolio Holdings Inc., filed with the Securities and Exchange Commission on August 14, 2025; and (ii) 524,404 shares of common stock assuming exercise of all 524,404 immediately exercisable warrants.

## Item 1. Issuer
Name of issuer: Onfolio Holdings, Inc
Address of issuer's principal executive offices: 1007 NORTH ORANGE STREET 4TH FLOOR, WILMINGTON, DELAWARE, 19801.

## Item 2. Person Filing
Name of person filing: Joel Arberman
Address of principal business office or, if none, residence: 6162 Dusenburg Road, Delray Beach, Florida 33484.
Citizenship: The Reporting Person is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 524404
Percent of class: 9.28%
Sole power to vote or to direct the vote: 524404
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 524404
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ARBERMAN JOEL: Joel Arberman, Joel Arberman (09/16/2025)